

Mayank Istwal

Executive Chef at Musaafer By The Spice Route Co.

Greater Houston · Contact info

500+ connections

Musaafer by The Spice Route Co.

IHM Guwahati

Experience

Executive Chef
Musaafer by The Spice Route Co.
Mar 2017 – Present · 4 yrs 8 mos
Houston, Texas Area

Executive Sous Chef
The Lalit Ashok Hotel (Bangalore)
Mar 2016 – Mar 2017 · 1 yr 1 mo
Bangalore

sous chef
Taj Hotels Resorts and Palaces
Aug 2014 – Mar 2016 · 1 yr 8 mos
goa

Jr. Sous Chef
The Lalit Suri Hospitality Group
Aug 2012 – Jul 2014 · 2 yrs

Chef
P&O Cruises
Nov 2010 – Jun 2012 · 1 yr 8 mos
Australia

Salt Grill by Chef LUKE MANGAN
Fine dinning restaurant

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Education

IHM Guwahati
Bsc in hospitality and hotel administration
2005 – 2008

Institute of Hotel Management
Bachelor's degree, Hotel/Motel Administration/Management, A
2005 – 2008